SEC Mail Processing Section
FEB 28 2017
Washington DC
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17006009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silicon Valley Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5871 E. Sanna Street
(No. and Street)

Paradise Valley	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer (404) 371-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blake Warner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silicon Valley Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

NOTARY PUBLIC
STATE OF ARIZONA
Maricopa County
COLLIN KESSLER ROSS
My Commission Expires January 15, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Arizona
County of MARICOPA

On this 25TH day of FEBRUARY, 2017, before me personally appeared BLAKE WARNER (name of signer), whose identity was proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to this document, and who acknowledged that he/she signed the above/attached document.

Notary Public
My commission expires 1/15/19

Silicon Valley Partners LLC
5871 E. Sanna Street
Paradise Valley, AZ 85253
Tel (415) 494-3400
Fax (415) 494-3401
www.svpartners.com

SILICONVALLEY
PARTNERS

SILICON VALLEY PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Financial Statements for the Year Ended December 31, 2016
and
Report of Independent Registered Public Accounting Firm

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners LLC

We have audited the accompanying statement of financial condition of Silicon Valley Partners LLC as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Silicon Valley Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Silicon Valley Partners LLC's financial statements. The supplemental information is the responsibility of Silicon Valley Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016

ASSETS

Current Assets	
Cash and cash equivalents	$52,010
Accounts receivable	16,550
Prepaid expenses	4,223
Other current assets	1,947
Total current assets	$74,730
Fixed assets, net of accumulated depreciation of $12,992	$0
Total Assets	$74,730

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Accounts payable	$3,623
Accrued expenses	6,430
Total current liabilities	$10,053
Total liabilities	$10,053
Member's Equity	$64,677
Total Liabilities and Member's Equity	$74,730

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Investment banking services	$490,000
Consulting services	146,875
Client reimbursed expenses	6,351
Total revenue	**$643,226**
Expenses	
Compensation and benefits	$190,374
Travel and business development	42,411
Office rent	42,389
Communications and IT services	34,898
Professional fees	25,938
Office expenses	16,023
Taxes, licenses and permits	8,636
Marketing and promotion	3,932
Depreciation	3,436
Insurance	2,829
Total expenses	**$370,866**
Net operating income	**$272,360**
Other income	5
Net income	**$272,365**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2016

Member's equity as of January 1,	$59,312
Plus: Net income	272,365
Less: Member distributions	(267,000)
Member's equity as of December 31,	$64,677

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2016

Operating activities	
Net income	$272,365
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,436
Accounts receivable	9,750
Prepaid expense	6,563
Other current assets	(1,947)
Accounts payable	(3,643)
Accrued expenses	425
Payroll liabilities	3,275
Net cash provided by operations	$290,224
Investing activities	
Proceeds from return of security deposit	$2,635
Net cash provided by investing	$2,635
Financing activities	
Member distributions	(267,000)
Net cash used by financing	($267,000)
Net increase in cash	$25,859
Cash and cash equivalents at beginning of year	$26,151
Cash and cash equivalents at end of year	$52,010

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

As of December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Organization and Nature of Business

Silicon Valley Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2011. The Company is a Delaware limited liability company and a wholly owned subsidiary of JBW Ventures LLC (the "Parent" and sole Member).

The Company is licensed to provide (a) advisory services for mergers and acquisitions and capital raising transactions; and (b) finance and accounting consulting services for early-stage private companies.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Basis of Presentation

The Company financial statements are presented on an accrual basis of accounting which is in accordance with Generally Accepted Accounting Principles in the US and required by FINRA and the SEC.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable. Consulting services fees are generally based on hourly rates that are negotiated on a case by case basis with each client. The revenue is recognized in the period in which the services are rendered. The Company is evaluating new revenue recognition standards and will implement as required.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable represent receivables from customers from investment banking or consulting services. Management has determined that no valuation allowance is needed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of two to five years. Depreciation expense for 2016 is $3,436.

2. CONCENTRATIONS

Concentration of Revenue

The Company's top five customers accounted for 93% of revenue for the twelve months ended December 31, 2016 as detailed in the table below:

	FYE 2016
Customer #1	56%
Customer #2	14%
Customer #3	9%
Customer #4	9%
Customer #5	7%
Customer $6	5%

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. RELATED PARTY TRANSACTION

The Company made distributions to its Member during the year ended December 31, 2016 as detailed in the table below and accompanying Statement of Changes in Member's Equity:

	FYE 2016
Distributions	$267,000

4. COMMITMENTS

The Company leased office space in 2016 whose term ended September 30, 2016. The Company no longer maintains physical office space and has a virtual office. Lease expense for 2016 was $42,389.

5. CASH AND CASH EQUIVALENTS

The Company consider investments with maturity dates of 90 days or less to be cash equivalents.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $41,957, which was $36,957 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 24%.

7. SUBSEQUENT EVENT

The Company evaluated subsequent events through February 20, 2017, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Supplementary Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016

SCHEDULE OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$64,677
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	(16,550)
Prepaid expenses	(4,223)
Other current assets	(1,947)
Net Capital	$41,957
Aggregate Indebtedness	
Accounts payable	$3,622
Accrued expenses	3,050
Payroll liabilities	3,380
Total aggregate indebtedness	$10,053
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$36,957
Net capital in excess of the greater of:	
(a) 6 2/3% of aggregate indebtedness; or	
(b) $5,000	$36,957
Percentage of aggregate indebtedness to net capital	24%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

Supplementary Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for or owe money on securities to its customers.

Supplementary Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Silicon Valley Partners LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Silicon Valley Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silicon Valley Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Silicon Valley Partners LLC stated that Silicon Valley Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silicon Valley Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silicon Valley Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2017

goldman & company, CPA's

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Exemption Report

We, as members of management of Silicon Valley Partners LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

SILICON VALLEY PARTNERS LLC

Blake Warner
Managing Partner

February 20, 2017

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Silicon Valley Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Silicon Valley Partners LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silicon Valley Partners LLC's compliance with the applicable instructions of Form SIPC-7. Silicon Valley Partners LLC's management is responsible for Silicon Valley Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC General Assessment Reconciliation Form SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

[illegible] 12/31/2016

[illegible]

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member [illegible] Designated Examining Authority [illegible] fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5: [illegible]

20*20*******2924*********************MIXED AADC 220
68589 FINRA DEC
SILICON VALLEY PARTNERS LLC
5871 E SANNA ST
PARADISE VALLEY AZ 85253-1763

Note: [illegible] please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BLAKE WARNER
415-317-2894

2. A.	[illegible]	1,225.00
B.	[illegible] (exclude interest) [illegible]	275.00
C.	[illegible]	—
D.	[illegible]	950.00
E.	[illegible]	—
F.	[illegible]	950.00

G. PAYMENT: √ the box
Check mailed to P.O. Box √ Funds Wired ☐
Total (must be same as F above) $ 950.00

H. [illegible] $ ______

3. [illegible]

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SILICON VALLEY PARTNERS LLC

[signature]

MANAGING PARTNER

Dated the 16 day of JANUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 643,226

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — <6,351>

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

BASIC ACCOUNTING SERVICES FOR START-UPS — <146,875>

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) — —

Total deductions — <153,226

2d. SIPC Net Operating Revenues — $ 490,000

2e. General Assessment @ .0025 — $ 1,225.00

(to page 1, line 2.A.)